AB
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10029297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66026 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFA Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26637 W. Agoura Road
(No. and Street)

| Calabasas | CA | 91302 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morrie W. Reiff — 818-708-0111 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
*(Name – if individual, state last, first, middle name)*

| 11300 West Olympic Blvd., Suite 875 | Los Angeles | CA | 90064 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

n.a.
3/15

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC Mail Processing Section

MAR 0 [illegible]

Washington, DC

122

**OATH OR AFFIRMATION**

I, Morrie W. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFA Financial Group, LLC, as of December 31, 2009, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

NICOLE M. QUEVILLON
COMM. #1801601
Notary Public - California
Los Angeles County
My Comm. Expires Jun. 14, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

AFA FINANCIAL GROUP, LLC

ANNUAL AUDIT REPORT

DECEMBER 31, 2009

CONTENTS

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
AFA Financial Group, LLC
Calabasas, CA

I have audited the accompanying statement of financial condition of AFA Financial Group, LLC as of December 31, 2009 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of AFA Financial Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of AFA Financial Group, LLC as of December 31, 2009 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2010

**AFA FINANCIAL GROUP, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2009**

ASSETS

| | |
|---|---|
| Cash | $ 280,874 |
| Petty cash | 250 |
| Clearing deposit | 100,000 |
| Commissions receivable | 69,243 |
| Other receivables | 74,083 |
| Prepaid insurance | 4,249 |
| Prepaid – other | 25,000 |
| Furniture & equipment less accumulated depreciation - $63,257 | 22,397 |
| Total Assets | $ 576,096 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 28,517 |
| Commissions payable | 190,552 |
| Accrued payroll expense | 32,429 |
| Accrued expenses payable | 9,268 |
| Other payables | 72,373 |
| Total Liabilities | 333,139 |
| Members' Equity | |
| Capital contributed | 482,000 |
| Accumulated deficit | (239,043) |
| Total Members' Equity | 242,957 |
| Total Liabilities and Members' Equity | $ 576,096 |

See Accompanying Notes to Financial Statements

**AFA FINANCIAL GROUP, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| Revenue Schedule – Page 11 | $ 4,930,218 |
| Operating Expenses Schedule – Page 11 | 5,092,572 |
| (Loss) Before Income Taxes | ( 162,354) |
| Franchise Tax Provision | 12,590 |
| Net (Loss) | $( 174,944) |

See Accompanying Notes to Financial Statements

**AFA FINANCIAL GROUP, LLC**
**STATEMENT OF CHANGES IN MEMBERS EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balance, December 31, 2008 | $ 347,000 | $( 64,099) | $ 282,901 |
| Capital Contribution | 135,000 | | 135,000 |
| Net (Loss) | | (174,944) | (174,944) |
| Balance, December 31, 2009 | $ 482,000 | $(239,043) | $ 242,957 |

See Accompanying Notes to Financial Statements

**AFA FINANCIAL GROUP, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net (loss) | $(174,944) |
| Depreciation | 20,064 |
| Changes in operating assets and liabilities: | |
| Commissions receivable | ( 49,948) |
| Other receivables | ( 24,500) |
| Prepaid – other | ( 22,315) |
| Prepaid insurance | 677 |
| Accounts payable | 22,415 |
| Commission payable | 90,101 |
| Accrued payroll expense | 2,460 |
| Other payable | ( 13,214) |
| Accrued expenses | 395 |
| CA LLC tax | ( 800) |
| Net cash used by operating activities | (149,609) |
| Cash Flows for Investing Activities: | 0 |
| Cash Flows from Financing Activities: | |
| Contributions | 135,000 |
| Net cash provided from financing activities | 135,000 |
| Net decrease in cash | ( 14,609) |
| Cash at December 31, 2008 | $ 295,483 |
| Cash at December 31, 2009 | $ 280,874 |
| Supplemental Cash Flow Information: | |
| Interest paid | $ 2,950 |
| Cash paid for income taxes | $ 11,790 |

See Accompanying Notes to Financial Statements

## NOTE 1 - ORGANIZATION

AFA Financial Group, LLC. ("AFA" or the "Company") is a California Limited Liability Company as of April 14, 2003 and approved by the NASD on August 29, 2003 to operate as a General Securities Broker Dealer. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). AFA's unique model caters to the needs of Certified Public Accountants that are registered representatives of AFA doing general securities business with their clients. AFA does not hold customer funds or securities.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a wholly-owned subsidiary of its parent company, also an LLC, along with one other LLC and one C-corporation. One provides advisory service as a Registered Investor Advisor; the other sells insurance products.

Commission Revenue and Expense
Commission revenue and expense are recorded concurrently. Commission revenue is cut-off a few days before the end of the month. A receivable is created for checks received the following month applicable to the previous month. Commissions payable are recorded at month's end as a percentage of the commission receivable.

Advisor Fees and Insurance Commissions
Per written letters of agreement, the Company will act only as a pass through of RIA fees and insurance commissions and not retain any amounts except when there are management fees charged between related companies. The compensation, if any, for RIA fees will be retained by related entity AFA Advisor Services, LLC and for insurance commissions will be retained by related entity AFA Insurance Services, Inc.

Furniture and Equipment and Depreciation
Furniture and Equipment are depreciated over five years by the straight line method.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2009, the net capital was $106,591 which exceeded the required minimum capital by $56,591. The percentage of aggregate indebtedness to net capital ratio is 313%.

## NOTE 4 - PROVISION FOR INCOME TAXES

The Company is taxed as a Limited Liability Company (LLC). Consequently all items of income and loss pass directly to the individual members. There is a minimum state income tax of $800 plus a license fee based on gross revenue, maximum of $11,790.

## NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 6 - RELATED PARTY TRANSACTIONS

Except as described in Note 2, "Advisor Fees and Insurance Commissions", the Company does not receive any income or pay any related expenses for its Insurance and RIA affiliates.

## NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. As of the date of this report the Company is involved in four (4) arbitrations and one (1) recommended disciplinary action by FINRA. One of the arbitrations has been ongoing in 2009 and the other three took place in early 2010. To date the outcome is unknown.

The Company leases space for which the parent company is liable.

## NOTE 8 – COMMITMENTS

The Company's lease has been extended until the end of 2011. The following is the future commitment.

| | |
|---|---|
| 2010 | $ 222,000 |
| 2011 | 222,000 |
| | $ 444,000 |

# AFA FINANCIAL GROUP, LLC
## SCHEDULE I
## COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
## DECEMBER 31, 2009

| | |
|---|---|
| **Computation of Net Capital** | |
| Total ownership equity from statement of financial condition | $ 242,957 |
| Non allowable assets - Page 9 | 136,366 |
| Net Capital before Haircuts | 106,591 |
| Haircuts – Page 9 | 0 |
| Net Capital | $ 106,591 |
| **Computation of Net Capital Requirements** | |
| Minimum net aggregate indebtedness- 6.67% of net aggregate indebtedness | $ 22,209 |
| Minimum dollar net capital required | $ 50,000 |
| Net Capital required (greater of above amounts) | $ 50,000 |
| Excess Capital | $ 56,591 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 73,277 |
| **Computation of Aggregate Indebtedness** | |
| Total liabilities | $ 333,139 |
| Percentage of aggregate indebtedness to net capital | 313% |

Reconciliation

The following is a reconciliation as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4).

| | |
|---|---|
| Unaudited | $ 126,020 |
| Unrecorded Liabilities | ( 19,428) |
| Rounding Error | ( 1) |
| Audited | $ 106,591 |

**AFA FINANCIAL GROUP, LLC**
**NON-ALLOWABLE ASSETS**
**DECEMBER 31, 2009**

| | |
|---|---|
| NON-ALLOWABLE ASSETS | |
| Furniture & Equipment, net | $ 22,397 |
| Other Receivables | 74,083 |
| Prepaid Insurance | 4,249 |
| Commission Receivable | 10,387 |
| Prepaid – other | 25,000 |
| Petty cash | 250 |
| | $136,366 |
| HAIRCUTS | $ 0 |

See Accompanying Notes to Financial Statements

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

## SCHEDULE II
## INDEPENDENT AUDITOR'S REPORT
## ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Members
AFA Financial Group, LLC
Calabasas, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2010

**AFA FINANCIAL GROUP, LLC**
**SCHEDULE II**
**SCHEDULE OF REVENUE AND OPERATING EXPENSES**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| Revenue | |
| Commissions | $3,651,069 |
| Advisor fees | 402,438 |
| Managing Broker Dealer Fee | 640,447 |
| Due diligence fees | 55,890 |
| Interest income | 374 |
| Management fee | 180,000 |
| Total Revenue | $4,930,218 |
| Operating Expenses | |
| Accounting and legal | $ 129,957 |
| Advertising and promotion | 3,435 |
| Auto expense | 515 |
| Bank service charges | 9,399 |
| Broker-dealer expense | 205 |
| Commission – reps | 3,113,682 |
| Computer expenses | 13,834 |
| Conferences | 56,903 |
| Depreciation | 20,064 |
| Dues and Subscriptions | 3,984 |
| Employee welfare | 780 |
| Equipment rental | 30,736 |
| Insurance | 38,521 |
| Interest | 2,950 |
| Internet & website | 2,636 |
| Licenses | 45 |
| Office expense | 42,182 |
| Postage and delivery | 24,651 |
| Professional fees | 49,313 |
| Regulatory fees | 11,732 |
| Rent | 261,000 |
| Security | 914 |
| Taxes – payroll | 90,814 |
| Telephone | 20,748 |
| Travel and entertainment | 32,953 |
| Wages and salaries | 1,124,144 |
| Miscellaneous | 6,475 |
| Total Operating Expenses | $5,092,572 |

See Accompanying Notes to Financial Statements

**AFA FINANCIAL GROUP, LLC**
**SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**
**AS OF DECEMBER 31, 2009**

A computation of reserve requirement is not applicable to AFA Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

## AFA FINANCIAL GROUP, LLC
## SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
## AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to AFA Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

## PART II
## REPORT OF INDEPENDENT ACCOUNT
## ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
AFA Financial Group, LLC
Calabasas, California

In planning and performing my audit of the financial statements and supplemental schedules of AFA Financial Group, LLC (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
AFA Financial Group, LLC
Calabasas, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2010

**Joseph Yafeh, CPA**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

## Part III
## SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Members
AFA Financial Group, LLC
Calabasas, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by AFA Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating AFA Financial Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

AFA Financial Group, LLC's management is responsible for the AFA Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries ***to the check register and compared to the copy of the cancelled check*** dated November 24, 2009, noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting differences. See page 18.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting differences. See page 18.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting differences. See page 18.

Members
AFA Financial Group, LLC
Calabasas, California

SIPC Supplemental Report page 2

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers ***as noted in section 2 above*** noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2010

**AFA FINANCIAL GROUP, LLC**
**REVIEW OF THE SIPC FORM 7T COMPUTATION**
**RULE 17A-5(e)(4)**
**DECEMBER 31, 2009**

| Comparison | Per SIPC 7T Unaudited | Per SIPC Audited | Difference |
|---|---|---|---|
| Total Revenue (line 2a) | $3,675,272 | $ 3,675,272 | $ 0 |
| Total Additions (line 2b) | 0 | 0 | 0 |
| Total Deductions (line 2c) | ( 2,883) | 0 | (2,883) |
| SIPC Net Operating Revenue (line 2d) | 3,672,389 | 3,675,272 | 2,883 |
| General Assessment (line 2e) | 9,181 | 9,188 | 7 |
| Total Payment (line 2B) | 3,602 | 3,602 | 0 |
| Less Prior Overpayment Applied (line 2C) | 170 | 170 | 0 |
| Assessment balance due | $ 5,409 | $ 5,416 | $ 7 |